Points International Reports Record Fourth Quarter and 2007 Financial Results

Fourth Quarter and Fiscal Year 2007 Financial Highlights:

  Record Fourth Quarter Revenue of $14.2 Million, up 293% Year-Over-Year
  Record Full Year 2007 Revenue of $31.6 Million, up 170% Over 2006 Revenue
  Fourth Quarter Transaction Volume Reached 3.1 Billion Points/Miles, a 47% Annual Increase
  Positive EBITDA1 of $384,136 - First Full Year of Positive EBITDA

2008 Business Outlook:

  Expects to Post Record Revenue and EBITDA for the First Quarter of 2008
  Reaffirms 2008 Revenue Guidance of $65 - $75 Million
  Expect Meaningful and Material Growth in Positive EBITDA Year-Over-Year
  2007 Successful Launch of GPX - The First Peer-to-Peer Mileage Trading Platform - Expected to Contribute to Growth in 2008

TORONTO, March 20, 2008 - Points International Ltd., "Points" - (OTCBB: PTSEF, TSX: PTS) - the world's leading loyalty reward solutions provider and owner of the Points.com portal - today announced results for the fourth quarter and full year ended December 31, 2007.

"2007 was a pivotal year for Points as we nearly tripled revenues and achieved our first full year of positive EBITDA," said CEO, Rob MacLean. "More than 10 billion points and miles were transacted over our system during the year and we began to unlock the value of our platform through a material shift to principal-based partnerships with leading loyalty programs around the world. We now have more than 50 partners participating in or deploying 150 of our products and services, an increase of 31 instances over 2006 and a solid indicator of market interest. At the end of 2007, 6 of our partners were principal-based relationships including Delta Airlines, Alaska Airlines, Icelandair, ATA Airlines, Choice Hotels and British Midland Airways. We also launched a number of significant new products and services throughout the year that further integrated Points within the revenue stream of our partners' loyalty programs while expanding exciting programs that drove traffic to the consumer side of our business at www.points.com."

"Our record fourth quarter results demonstrate the material impact of the first full-quarter effect of the shift in our business model to principal-based partnerships. During the quarter we also successfully launched the Global Points Exchange (GPX), the industry's first peer-to-peer mileage trading platform, and just added Delta Airlines to the five launch partners already on GPX demonstrating significant program interest in joining the platform. Looking ahead we plan to continue to close principal-based deals with new and existing partners, drive more traffic across our system and expand the number of partners participating in and the functionality of

1EBITDA [Earnings (loss) before interest, amortization and foreign exchange] is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP).

GPX. 2008 is already off to a strong start with the recent additions of JetBlue and Amtrak, two new principal-based partnerships. Given our momentum we expect to post record revenue and EBITDA for the first quarter of 2008. We are reaffirming our full year 2008 guidance that calls for Points to more than double revenues to a record range of US$65 million to US$75 million and to report significant EBITDA growth over 2007 levels," concluded Mr. MacLean.

Fourth Quarter 2007 Results

Total revenue was a record $14.2 million for the fourth quarter of 2007, an increase of 293% over the $3.6 million reported in the fourth quarter of 2006, and up 89% from $7.5 million in the third quarter of 2007. Adjusted for the weakening of the U.S. dollar versus the fourth quarter of 2006, revenues would have been $16.4 million, an additional $2.1 million.

For the fourth quarter of 2007, principal revenue totaled $11.3 million, an increase of 916% over $1.1 million in the same period last year, and up 133% from $4.8 million in the third quarter of 2007. Commission revenue was $2.7 million, an increase of 9% over $2.5 million reported in the same period of last year and up 10% from $2.4 million in the third quarter of 2007. Interest revenue was $256,000, an increase of 430% over $48,000 reported in the same period of last year and up 2% from $251,000 in the third quarter of 2007.

Points reported a net loss for the fourth quarter of 2007 of $935,195, or $0.01 per share, compared to a net loss of $812,864, or $0.01 per share in the previous year period, and versus a net loss of $1.0 million or $0.01 per share, in the third quarter of 2007. Non-cash charges, including foreign exchange loss, accrued interest, the amortization of property, plant and equipment, intangible assets, stock option expense and deferred costs, accounted for $1.3 million of the net loss in the fourth quarter of 2007.

During the fourth quarter of 2007, Points reported positive EBITDA of $204,411 compared to positive EBITDA of $11,875 in the same period of 2006 and versus an EBITDA of $265,498 in the third quarter of 2007. Adjusted for the weakening of the U.S. dollar versus 2006, EBITDA would have been $757,048, an additional $552,637.

Fourth Quarter 2007 Business Metrics

-

Total points/miles transacted during the fourth quarter increased 47% versus last year to 3.1 billion, bringing the total cumulative points/miles transacted to 34.1 billion

-

The total number of transactions increased 31% versus last year to approximately 330,000

Private Branded Channels:

-

Total points/miles transacted on products distributed through Points' partner channels rose 50% to 2.6 billion bringing the cumulative total to 30 billion

Points.com Channel:

-

Over 532 million points were transacted on Points.com, a 32% increase versus 2006

-

Cumulative registered users on Points.com increased 20% year-over-year to 1.8 million

Full Year 2007 Results

For the twelve months ended December 31, 2007, Points generated total revenue of $31.6 million, a 170% increase versus the twelve months ended December 31, 2006. Adjusted for the weakening of the U.S. dollar vs. 2006, revenues would have been $34.6 million, an additional $3.0 million.

Principal revenue totaled $20.1 million, an increase of 549% compared to the twelve months ended December 31, 2006. Commission revenue totaled $10.8 million, an increase of 29% compared to the twelve months ended December 31, 2006. Interest revenue totaled $717,000, an increase of 222% compared to the twelve months ended December 31, 2006.

Net loss for the twelve months ended December 31, 2007 decreased to $4.4 million, or $0.04 per share, versus a net loss of $8.2 million, or $0.08 per share in 2006.

Points reported positive EBITDA of $384,136 for the twelve months ended December 31, 2007 compared to an EBITDA loss of $3.7 million for the twelve months ended December 31, 2006. Adjusted for the weakening of the U.S. dollar vs. 2006, EBITDA would have been $1.5 million, an additional $1.1 million.

As of December 31, 2007, Points' cash, short term investments and amounts held by the Company's payment processors was $35 million, up from $28 million at the end of third quarter of 2007.

"Points' fourth quarter and fiscal year 2007 financial results would have been even stronger if not for the ongoing weakening of the U.S. dollar against the Canadian dollar. Currency effects continue to have a material negative impact on our revenue and EBITDA results. After a thorough evaluation, beginning in 2008 we will begin to report our financial results in U.S. dollars. We believe that this better reflects our business operations, and the 2008 guidance noted in this press release is in U.S. dollars. Additionally, the Company is currently evaluating a potential shift to a larger exchange, most likely NASDAQ. We understand the importance of this move to larger investors and equity analysts," said Anthony Lam, Chief Financial Officer.

Restatement of Previously Issued Financial Statements

"As we reported earlier this month, our long-standing auditors recently merged with Deloitte & Touche LLP and we have been going through an intense review associated with both this change as well as our first year of Sarbanes-Oxley compliance. As part of a thorough review of the Company's prior financial disclosures by management, and an ordinary course review by the US Securities and Exchange Commission, we are restating our full year 2006 financial statements and revising our quarterly 2007 financial results to give effect to these changes. In addition to the summary below, attached with this press release is a detailed disclosure of the impact of the restatement on the previously reported consolidated balance sheet, and income statement amounts for the years ended December 31, 2006, and December 31, 2007, and these restated numbers are used for comparative purposes in this release," concluded Mr. Lam.

Summary of Restatement Adjustments

(a)

Restatement of Cash and Cash Equivalents, Security Deposits and Funds Receivable From Payment Processors:

Funds receivable from payment processors are amounts collected on behalf of the Corporation by payment processors. The funds are held for up to three days before being released to the Corporation. As such, these amounts do not meet the definition of cash and cash equivalents as previously reported and have been moved from cash and cash equivalents to funds receivable from payment processors. Security deposits are amounts held on a rolling six month basis by the Corporation's payment processors that process deposit and credit card transactions. Historically, these amounts were recorded as a component of cash and cash equivalents, with disclosure in the notes to the financial statements.

(b)

Restatement of Public Company Costs:

In 2000, the Corporation became a public company through a reverse take over of its parent company. Costs of $150,000 incurred to effect the reverse take over were incorrectly capitalized and included within Goodwill. This Goodwill item was subsequently amortized in 2000 and 2001, resulting in a carrying value of $50,000 at the end of 2001. As a result of this restatement, the 2006 opening balance for Goodwill has been reduced by $50,000 and the 2006 opening Deficit increased by the same amount.

The effect on 2006 opening balance is as follows:

(Decrease) in goodwill	($150,000)
Decrease in accumulated amortization of goodwill	$100,000
Increase in deficit	($ 50,000)

(c)

Restatement of Transition Services Costs in Goodwill:

Costs of $365,515 and $306,138 incurred in connection with the acquisition of the assets of MilePoint, Inc. in 2004 and 2005, respectively, were incorrectly added to Goodwill as they did not meet the definition of an acquisition cost as defined by CICA Handbook Section 1581 ("Business Combinations"). As these were integration and transition costs in nature, these costs should have been expensed as incurred. The financial statements of 2006 have been restated to correct these errors.

The effect on 2006 opening balance is as follows:

(Decrease) in goodwill	($671,653)
Increase in deficit	($671,653)

(d)

Restatement of Upfront Contract Revenue Initiation Fees:

The Corporation has determined that it has contracts with multiple deliverables. As such, the Corporation has applied guidance found in Abstract 142 of the Emerging Issues Committee ("EIC-142") of the Canadian Institute of Chartered Accountants (CICA) Handbook, "Revenue Arrangements with Multiple Deliverables" and determined that, for some contracts, there was only one unit of accounting. In particular, for contracts which contain ongoing service requirements, fees and direct costs for initial set-up have been deferred and recognized evenly over the term of the contract. Previously, the fees and direct costs had incorrectly been recognized as initial set-up occurred. The impact of this correction is included below by year. The cumulative net effects of these errors prior to 2006 are recognized in the restated consolidated financial statements of 2006.

The effect is as follows:

	2003-2005	2006
(Decrease) in revenue as previously recognized	$ (460,305)	$ (550,986)
Decrease in costs as previously recognized	199,499	271,618
Increase (decrease) in net income	$ (260,806)	$ (279,368)

(Increase) in deferred revenue	$ (460,305)	$ (579,634)
Increase in deferred costs	199,499	300,266
Increase in deficit	$ (260,806)	$ (279,368)

Board Composition

The Company also announced today a change in the composition of its Board of Directors ("Board"). Points Investments, Inc. -- a wholly-owned subsidiary of IAC/InterActiveCorp - has elected to replace Jason L. Rapp, with Joey Levin, Senior Vice President, Mergers and Acquisitions and Finance for IAC/InterActiveCorp as a member of the Points International Board. As the holder of the Series Two Preferred Share and the Series Four Preferred Share in the capital of Points International Ltd., Points Investments, Inc. has the exclusive right to elect up to three directors to the Board of the corporation.

"We want to thank Jason for his hard work and dedication," said Stephen K. Bannon, Chairman of the Board, "And we are looking forward to a long and productive relationship with Joey."

Investor Conference Call

Points' quarterly conference call with Stephen K. Bannon, Chairman, Rob MacLean, Points CEO, Christopher Barnard, Points President and Anthony Lam, Points CFO, will be held today at 8:00 a.m. Eastern Time. To participate in the conference call, investors from the U.S. and Canada should dial (800) 218-0204 ten minutes prior to the scheduled start time. International callers should dial (303) 262-2131. Points will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company's Web site at https://www.points.com/static/corporate/investor_overview.html.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, British Airways Executive Club, Northwest WorldPerks®, Wyndham Hotel Group's TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Consumer Website: www.points.com

Investor Relations: www.pointsinternational.com

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). All statements, other than statements of historical fact are forward-looking statements. These forward-looking statements include statements relating to our guidance for 2008 with respect to revenue and EBITDA, statements relating to our objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions. Such forward-looking statements can generally be identified by words such as "will", "may", "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. Known and unknown factors could cause actual results to differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" or "Risk Factors" contained in Points' Annual Information Form and Management's Discussion and Analysis filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov. Forward-looking statements are provided in this press release for the purpose of allowing readers to get a better understanding of Points' business environment. However, readers are cautioned that forward-looking statements are not guarantees of future performance and that it may not be appropriate to use such forward-looking statements for any other purpose.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise. All dollar amounts are in Canadian dollars unless otherwise specified.

For more information contact:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382
anthony.lam@points.com;
Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722
alex@blueshirtgroup.com, brinlea@blueshirtgroup.com

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)

		Restated
	December 31,	December 31,
AS AT	2007	2006

ASSETS
CURRENT
Cash and cash equivalents	$21,148,331	$19,758,490
Funds receivable from payment processors	5,034,223	3,710,341
Short-term investments	7,272,200	-
Security deposits	1,533,073	1,220,209
Accounts receivable	3,293,291	2,375,966
Current portion of future income tax asset	590,000	-
Current portion of deferred costs	274,327	283,649
Prepaids and sundry assets	1,735,538	2,059,212
	40,880,983	29,407,867

PROPERTY AND EQUIPMENT	1,981,463	2,934,239
INTANGIBLE ASSETS	1,384,080	1,986,433
GOODWILL	4,129,069	4,129,069
DEFERRED COSTS	474,973	1,383,446
FUTURE INCOME TAX ASSET	-	590,000
	7,969,585	11,023,187
	$48,850,568	$40,431,054

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$3,425,150	$3,342,869
Current portion of deferred revenue	1,600,194	776,251
Payable to loyalty program partners	30,195,664	21,000,403
Current portion of loan payable	5,820	33,515
	35,226,828	25,153,038

DEFERRED REVENUE	380,047	422,476
LOAN PAYABLE	-	5,289
CONVERTIBLE PREFERRED SHARES	20,306,850	19,506,279
	55,913,725	45,087,082
SHAREHOLDERS' DEFICIENCY
CAPITAL STOCK	45,994,159	43,051,048
WARRANTS	30,668	186,688
CONTRIBUTED SURPLUS	7,945,633	8,703,518
DEFICIT	(61,033,617)	(56,597,282)
	(7,063,157)	(4,656,028)
	$48,850,568	$40,431,054

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed in Canadian dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31	2007	2006
		Restated
REVENUE
Principal	$11,288,359	$1,110,988
Commission	2,690,395	2,459,788
Interest	255,759	48,273
	14,234,513	3,619,049
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	9,327,963	-
Employment costs	3,022,793	1,775,916
Sales commissions and related expenses	379,022	289,440
Marketing and communications	343,970	722,077
Technology services	184,400	209,012
Amortization of property and equipment	472,696	428,223
Amortization of intangible assets	154,384	210,257
Amortization of deferred costs	118,199	132,926
Foreign exchange loss	92,828	(217,379)
Other	771,954	610,729
	14,868,209	4,161,201
OPERATING LOSS - before undernoted	(633,696)	(542,152)

OTHER EXPENSES
Interest on preferred shares	292,182	277,456
Interest and other charges	9,317	(6,744)
	301,499	270,712
NET LOSS AND COMPREHENSIVE LOSS	$(935,195)	$(812,864)
LOSS PER SHARE	($0.01)	($0.01)

DEFICIT - Beginning of period
As previously reported	$(58,974,401)	$ (54,718,272)
Effect of restatement of prior years	(1,124,021)	(1,066,146)
As restated	(60,098,422)	(55,784,418)
NET LOSS	(935,195)	(812,864)
DEFICIT - End of year	$(61,033,617)	$(56,597,282)

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed in Canadian dollars)

		Restated
FOR THE YEARS ENDED DECEMBER 31	2007	2006

REVENUE
Principal	$20,109,876	$3,099,182
Commission	10,780,678	8,373,966
Interest	717,146	222,555
	31,607,700	11,695,703
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	14,585,813	-
Employment costs	9,291,645	8,157,264
Sales commissions and related expenses	1,618,877	818,187
Marketing and communications	1,650,075	2,607,609
Technology services	918,140	1,055,967
Amortization of property and equipment	1,817,783	1,702,535
Amortization of intangible assets	760,495	890,346
Amortization of deferred costs	472,794	531,699
Foreign exchange loss	547,186	9,319
Other	3,159,014	2,739,527
	34,821,822	18,512,453
OPERATING LOSS - before undernoted	(3,214,122)	(6,816,750)

OTHER EXPENSES
Interest on preferred shares	1,168,728	1,109,823
Interest and other charges	53,485	64,737
Interest on convertible debentures	-	194,753
	1,222,213	1,369,313
NET LOSS AND COMPREHENSIVE LOSS	$(4,436,335)	$(8,186,063)
LOSS PER SHARE	($0.04)	($0.08)

DEFICIT - Beginning of year
As previously reported	$(55,335,455)	$(47,428,760)
Effect of restatement of prior years	(1,261,827)	(982,459)
As restated	(56,597,282)	(48,411,219)

NET LOSS	(4,436,335)	(8,186,063)
DEFICIT - End of year	$(61,033,617)	$(56,597,282)

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed in Canadian dollars)
AS RESTATED

	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
FOR THE THREE MONTHS ENDED	2007	2007	2007	2007

REVENUE

Principal	$ 1,996,576	$ 1,982,533	$ 4,842,408	$ 11,288,359
Commission	3,188,136	2,463,600	2,438,547	2,690,395
Interest	42,975	167,875	250,537	255,759
	5,227,687	4,614,008	7,531,492	14,234,513

GENERAL AND ADMINISTRATION EXPENSES

Direct cost of principal revenue	977,033	991,414	3,289,403	9,327,963
Employment costs	2,152,604	2,042,073	2,074,175	3,022,793
Sales commissions and related expenses	466,442	373,578	399,835	379,022
Marketing and communications	348,673	410,614	546,818	343,970
Technology services	279,550	217,153	237,037	184,400
Amortization of property and equipment	460,451	442,011	442,625	472,696
Amortization of intangible assets	202,037	202,037	202,037	154,384
Amortization of deferred costs	118,199	118,198	118,198	118,199
Foreign exchange loss	7,593	202,553	244,212	92,828
Other	709,905	958,429	718,726	771,954
	5,722,487	5,958,060	8,273,066	14,868,209

OPERATING LOSS - before undernoted	(494,800)	(1,344,052)	(741,574)	(633,696)

OTHER EXPENSES
Interest on preferred shares	292,182	292,182	292,182	292,182
Interest and other charges	38,004	30,646	(24,482)	9,317
	330,186	322,828	267,700	301,499

NET LOSS AND COMPREHENSIVE LOSS	$ (824,896)	$ (1,666,880)	$ (1,009,274)	$ (935,195)

LOSS PER SHARE	($0.01)	($0.01)	($0.01)	($0.01)

DEFICIT - Beginning of period
As previously reported	$(55,335,455)	$(56,146,503)	$(57,794,510)	$(58,974,401)
Effect of restatement of prior periods	(1,261,827)	(1,275,765)	(1,294,638)	(1,124,021)
As restated	(56,597,282)	(57,422,268)	(59,089,148)	(60,098,422)
NET LOSS	(824,986)	(1,666,880)	(1,009,274)	(935,195)
DEFICIT - Beginning of period	$(57,422,268)	$(59,089,148)	$(60,098,422)	$(61,033,617)

RESTATEMENT OF 2006 FINANCIAL STATEMENTS

The Corporation is restating its previously reported consolidated financial statements for the fiscal year ended December 31, 2006. The following table summarizes the impact of the restatement adjustment on the previously reported consolidated balance sheet and income statement for the year ended December 31, 2006

	2006 As Reported	Affecting periods prior to 2006	2006 Restatement	Ref	2006 As Restated
Balance Sheet Items
Cash and cash equivalents	$24,689,040	$-	$ (4,930,550)	a	$ 19,758,490
Security deposits	-	-	1,220,209	a	1,220,209
Funds receivable from payment processor	-	-	3,710,341	a	3,710,341
Current portion of deferred costs	-	107,053	176,596	d	283,649
Current assets	29,124,218	107,053	176,596		29,407,867

Goodwill
Public company costs		(50,000)		b
Transition services costs		(671,653)	-	c
Goodwill	4,850,722	(721,653)	-		4,129,069
Defered costs	1,167,330	92,446	123,670	d	1,383,446
Total assets	40,652,942	(522,154)	300,266		40,431,054

Current portion of deferred revenue	158,788	222,048	395,415	d	776,251
Deferred revenue	-	238,257	184,219	d	422,476
Total liabilities	44,047,143	460,305	579,634		45,087,082

Deficit	(55,335,455)	(982,459)	(279,368)		(1,261,827)

Deficit - restated					(56,597,282)
Liabilities and Shareholders' Deficiency	$40,652,942	$(522,154)	$300,266		$ 40,431,054

	2006 As Reported	2006 Restatement	Ref	2006 As Restated
Income Statement Items
Total revenue	$ 12,246,689	$(550,986)	d	$11,695,703

Sales commission and related expenses	897,401	(79,214)	d	818,187
Employment costs	8,378,316	(221,052)	d	8,157,264
Foreign exchange loss (gain)	(19,329)	28,648	d	9,319
Net loss	$ (7,906,695)	$(279,368)		$ (8,186,063)
Loss per share	($0.07)	($0.01)		($0.08)

The summarized 2006 restatement adjustments set out above are a result of the specific restatement adjustments as follows:

(a)

Restatement of Cash and Cash, Security Deposits and Funds Receivable From Payment Processors:

Funds receivable from payment processors are amounts collected on behalf of the Corporation by payment processors. The funds are held for up to three days before being released to the Corporation. As such, these amounts do not meet the definition of cash and cash equivalents as previously reported and have been moved from cash and cash equivalents to funds receivable from payment processors. Security deposits are amounts held on a rolling six month basis by the Corporation's payment processors that process deposit and credit card transactions. Historically, these amounts were recorded as a component of cash and cash equivalents, with disclosure in the notes to the financial statements.

(b)

Restatement of Public Company Costs:

In 2000, the Corporation became a public company through a reverse take over of its parent company. Costs of $150,000 incurred to effect the reverse take over were incorrectly capitalized and included within Goodwill. This Goodwill item was subsequently amortized in 2000 and 2001, resulting in a carrying value of $50,000 at the end of 2001. As a result of this restatement, the 2006 opening balance for Goodwill has been reduced by $50,000 and the 2006 opening Deficit increased by the same amount.

The effect on 2006 opening balance is as follows:

(Decrease) in goodwill	($150,000)
Decrease in accumulated amortization of goodwill	$100,000
Increase in deficit	($ 50,000)

(c)

Restatement of Transition Services Costs in Goodwill:

Costs of $365,515 and $306,138 incurred in connection with the acquisition of the assets of MilePoint, Inc. in 2004 and 2005, respectively, were incorrectly added to goodwill as they did not meet the definition of an acquisition cost as defined by CICA Handbook Section 1581 ("Business Combinations"). As these were integration and transition costs in nature, these costs should have been expensed as incurred. The financial statements of 2006 have been restated to correct these errors.

The effect on 2006 opening balance is as follows:

(Decrease) in goodwill	($671,653)
Increase in deficit	($671,653)

(d)

Restatement of Upfront Contract Revenue Initiation Fees:

The Corporation has determined that it has contracts with multiple deliverables. As such, the Corporation has applied guidance found in Abstract 142 of the Emerging Issues Committee ("EIC-142") of the Canadian Institute of Chartered Accountants (CICA) Handbook, "Revenue Arrangements with Multiple Deliverables" and determined that, for some contracts, there was only one unit of accounting. In particular, for contracts which contain ongoing service requirements, fees and direct costs for initial set-up have been deferred and recognized evenly over the term of the contract. Previously, the fees and direct costs had incorrectly been recognized as initial set-up occurred. The impact of this correction is included below by year. The cumulative net effects of these errors prior to 2006 are recognized in the restated consolidated financial statements of 2006.

The effect is as follows:

	2003-2005	2006
(Decrease) in revenue as previously recognized	$ (460,305)	$ (550,986)
Decrease in costs as previously recognized	199,499	271,618
Increase (decrease) in net income	$ (260,806)	$ (279,368)

(Increase) in deferred revenue	$ (460,305)	$ (579,634)
Increase in deferred costs	199,499	300,266
Increase in deficit	$ (260,806)	$ (279,368)